November 15, 2006

Mr. Keith Vierela
C/o Dickinson and Associates
145 Towne Lake Pkwy, Suite 300
Woodstock, GA 30188

Dear Mr. Vierela

This Letter is intended to memorialize the final agreement between yourself and Cyber Defense Systems, Inc. and Techsphere Systems International, Inc.(the "Company") with respect to your employment with the Company. It is hereby agreed that the Company and yourself will settle all disputes on the following terms:

(i) The Company will pay you $3,779 prior to closing of business on November 27, 2006 (the "Closing Date"), which shall constitute payment of all expenses owed to you.

(ii) The Company will pay you $6,250 on the Closing Date for your final two weeks of employment, which shall constitute payment of all amounts owed to you for salary/severance.

(iii) The 60,250 shares issued for Board compensation year to date and the 398,317 shares were for deferred compensation that was issued upon the exercise of potions are being registered in an S-8 registration statement. Those shares can be sold subject to an agreement not to sell more than 25% of such shares within the first six months of this agreement and file the required form 4.

(iv) You will return 500,000 shares of common stock currently held in your name to the Company for cancellation.

(v) You are hereby released from all restrictive covenants of your employment agreement dated January 15, 2006 and are entitled to consult for Sierra Nevada Company and that in connection with your role as consultant for Sierra Nevada we will fully cooperate with you and will grant you access to facilities and personnel as other Sierra Nevada employees provided that you shall coordinate your activities through Jim Alman as project manager and not contact the company's employees directly for information on the airship program. Any plant visit must have prior notification and will be under the escort of a designated company employee. We will communicate this arrangement to the requested parties at Sierra Nevada.

(vi) I will write a personal letter of recommendation on your behalf.

(vii) We will both, and will cause our family members, employees and agents to refrain from making any disparaging comments about the Company or yourself, as the case may be.

(viii) You agree top sign the attached letters.

Sincerely,

"The Company"
Cyber Defense Systems, Inc.
Techsphere Systems Int., Inc.

By:
William Robinson, CEO

Agreed and Accepted

Keith Vierela
November 15, 2006

Cyber Defense Systems, Inc.
10901 Roosevelt Boulevard
St. Petersburg, Florida 33716
Attn: William Robinson

Re: End of Employment

Gentlemen:

In connection with my leaving the employment of Cyber Defense Systems, Inc. (the "Company"), I hereby state the following:

(i) I hereby affirm that I am not in possession of any "Property and Rights" as defined in section 8 of my employment agreement dated as of January 1, 2006. In the event that either the Company or I determine that I am in fact in possession of "Property and Rights", I hereby agree to immediately return them to the Company and acknowledge that I have no ownership rights in such "Property and Rights";

(ii) I hereby acknowledge that the termination of my employment with the Company is not a result of any disagreement with the Company, on any matter related to the Company's operations, policies or practices;

(iii) I will not solicit any employees of the company for employment outside the firm for a period of one year; and

(iv) I hereby waive any claim that I may have against the Company, its officers, directors or affiliates and the Company, its officers and directors waive any claim they may have against Keith Vierela.

Keith Vierela

Agreed and Accepted

Cyber Defense Systems, Inc.

By: ____________________
William Robinson